April 2, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Filing Desk

Re:	CEVA Investments Limited
Request for Withdrawal of Registration Statement on Form F-1
Filed May 4, 2012, as amended August 29, 2012 (Registration No. 333-181184)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), CEVA Investments Limited ( the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form F-1 (Registration No. 333-181184), together with all exhibits and amendments thereto (the “Registration Statement”). The Registrant is requesting such withdrawal as a result of unfavorable financial performance that would adversely affect the offering of the shares of ordinary stock, par value $0.01 per share, covered by the Registration Statement. The Registration Statement has not been declared effective by the Commission, and the Registrant hereby confirms that no securities have been sold or will be sold under the Registration Statement.

Please address any questions you may have to Paul J. Ricotta, Esq. at Mintz Levin Cohn Ferris Glovsky and Popeo, P.C., One Financial Center, Boston, Massachusetts 02111, telephone number (617) 542-6000, facsimile number (617) 542-2241.

Thank you for your assistance with this matter.

CEVA INVESTMENTS LIMITED

By:	/s/ Mark Beith
Mark Beith Director

By:	/s/ Gareth Turner
Gareth Turner Director

cc:	Securities and Exchange Commissioner
Justin Dobbie

Mintz Levin Cohn Ferris Glovsky and Popeo, P.C.
Paul J. Ricotta, Esq.

Wachtell, Lipton, Rosen & Katz
Andrew J. Nussbaum, Esq.

Fried, Frank, Harris, Shriver & Jacobson LLP
Daniel J. Bursky, Esq.

Akin Gump Strauss Hauer & Feld LLP
Daniel Golden, Esq.